January 3, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
Room 4561
100 F Street, N.E.
Washington, D.C. 20549
Attention: Stephen Krikorian, Accounting Branch Chief

Re: Chordiant Software, Inc. Form 8-K Filed December 6, 2005 (File No. 000-29357)

Ladies and Gentlemen:

On behalf of Chordiant Software, Inc. ("Chordiant" or the "Company"), we are electronically transmitting a response to the letter dated December 8, 2005, setting forth the Staff's comment regarding the Company's Current Report on Form 8-K filed December 6, 2005 ("Form 8-K").

The text of the Staff's comment has been included in this letter for your convenience, and we have numbered the paragraph of the comment letter as a separate comment. Capitalized terms used in the response that are not defined herein have the meanings ascribed to them in the Form 8-K.

Form 8-K Filed December 6, 2005

1. We note you concluded that your financial statements for the first, second and third quarters of fiscal year 2005 should no longer be relied upon, in part, because you classified certain cash expenditures for capitalized costs associated with the development of a banking product as 'Net Cash Used in Operating Activities' as opposed to 'Net Cash Used for Investing Activities' on your interim Consolidated Statements of Cash Flows. It is not apparent from your disclosure why this error only impacted your fiscal year 2005 interim financial statements. Therefore, tell us how you determined that this error did not have a material impact on periods prior to the first quarter of fiscal year 2005.

The Company does not believe that an amendment to the Form 8-K is necessary. Prior to filing the Form 8-K on December 6, 2005, the Company analyzed the impact of the error, both from a quantitative and qualitative basis utilizing Staff Accounting Bulletin No. 99, and concluded that the reclassification of certain cash expenditures for capitalized costs associated with the development of a banking product was immaterial for the nine-months ended September 30, 2004 and, as a result, determined that such disclosure was not necessary.

By way of background, in August 2004, the Company, which operates in a single segment, began to incur development costs associated with a banking product it was developing. The Company decided to capitalize these costs which, prior to this decision, it had never capitalized its software development costs. During the course of completing its financial statements for the fiscal year ended September 30, 2005, the Company discovered in November 2005 that it had been reporting such cash expenditures in the Company's Consolidated Statements of Cash Flows as "Net Cash Used in Operating Activities" rather than "Net Cash Used for Investing Activities." The discovery of such error resulted in the Company filing its Form 8-K on December 6, 2005 for the first three quarters of 2005 due to the relative percentages represented by the error in the previously issued interim financial statements.

The cash expenditures began in August 2004 and therefore had an impact on the Company's fiscal quarter ended September 30, 2004 in the amount of $474,000 being booked as "Net Cash Used in Operating Activities" rather than "Net Cash Used for Investing Activities" sections of the Company's Consolidated Statements of Cash Flows. Inasmuch as the errors offset each other and had no effect on the total "Net Increase (Decrease) in Cash and Cash Equivalents," as reported, the Company determined, after consultation with PricewaterhouseCoopers LLP, its independent registered accounting firm for the fiscal year ended September 30, 2004, that, from both quantitative and qualitative perspectives, such errors were immaterial to the audited financial statements for the fiscal year ended September 30, 2004.

The following over (under) statements were noted for the year ended September 30, 2004 and the quarter ended September 30, 2004 presented:

	For the year ended September 30, 2004 (as reported)	Adjustments	For the year ended September 30, 2004 (as adjusted)	Percentage Difference
Net cash used in operating activities	$(4,433)	$474	$(3,959)	-10.69%
Net cash provided by (used for) investing activities	$(4,813)	$(474)	$(5,287)	9.85%
Net increase (decrease) in cash and cash equivalents	$19,530	$0	$19,530	0.00%
Cash and cash equivalents at end of period	$55,748	$0	$55,748	0.00%

In reviewing the factors articulated in SAB 99, while the "Net Cash Used in Operating Activities" and "Net Cash Used for Investing Activities" classification errors were capable of precise measurement, the errors did not:

  mask a change in earnings;
  mask a change in the total "Net Increase (Decrease) in Cash and Cash Equivalents" balance in the Consolidated Statements of Cash Flows or the "Cash and Cash Equivalents" balance in the Condensed Consolidated Balance Sheets as reported for the fiscal year ended September 30, 2005;
  hide a failure to meet analysts' consensus expectations (the nine analysts that follow the Company generally publish projections for the Company based on the following income statement items-revenue, gross margin, operating margin, net margin, GAAP earnings per share and non-GAAP earnings per share);
  change a loss into income or vice versa, for the nine-months ended September 30, 2004;
  affect the Company's compliance with regulatory requirements during the presented period;
  affect the Company's compliance with its loan covenants under its line of credit with Comerica Bank during the period reported;
  have the effect of increasing management's compensation, through the payment of a bonus or otherwise; or
  involve the concealment of an unlawful transaction.

Based upon the above quantitative and qualitative analysis and the pro-forma adjusted Consolidated Statement of Cash Flows for the nine months ended September 30, 2004, the Company believes that the errors attributable to such period had an immaterial impact on such period and that no disclosure was required in the Form 8-K.

The Company acknowledges that:

  the Company is responsible for the adequacy and accuracy of the disclosure in the Form 8-K;
  the SEC's staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  the Company may not assert the SEC's staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***

Please direct any comments or questions regarding this response to the undersigned at (408) 517 6267 or Nancy Wojtas from Cooley Godward LLP at (650) 843 5819.

Sincerely,

/s/George de Urioste
George de Urioste
Chief Operating Officer and Chief Financial Officer

cc:

Mr. Chris White, SEC Staff Accountant
Mr. Stephen Kelly
Mr. Steven Springsteel, Chair, Audit Committee
Nancy H. Wojtas, Esq.